FORM 3                UNITED STATES SECURITIES           OMB APPROVAL
                       AND EXCHANGE COMMISSION     OMB Number:       3235-0104
                        Washington, D.C. 20549     Expires: September 30, 1998
                                                   Estimated average burden
                                                   hours per response .... 0.5

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

Grand Trunk Corporation
------------------------------------------
     (Last)      (First)     (Middle)

935 de La Gauchetiere Street West
------------------------------------------
                 (Street)

Montreal  Quebec   Canada     H3B 2M9
------------------------------------------
     (City)      (State)        (Zip)

2.   Date of Event Re-
     quiring Statement
     (Month/Day/Year)

        March 13, 1998
--------------------------

3.   IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol

Illinois Central Corporation (IC)
---------------------------------------------------

5.   Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

     Director                X  10% Owner
----                           ----


     Officer (give                  Other (specify
----       title below)              ----  below)



-------------------------------------------------


6.   If Amendment, Date of
     Original (Month/Day/Year)

7.   Individual or Joint/Group
     Filing (Check Applicable Line)

      Form filed by One Reporting Person
----

  X   Form filed by More than One Reporting Person
----


                          Table I -- Non-Derivative Securities Beneficially Owned


1. Title of Security                 2. Amount of Securities    3. Ownership         4. Nature of Indirect Beneficial
   (Instr. 4)                           Beneficially Owned         Form: Direct         Ownership (Instr. 5)
                                        (Instr. 4)                 (D) or Indirect
                                                                   (I) (Instr. 5)
---------------------------------------------------------------------------------------------------------------------

Common Stock, par value $0.001         46,051,761                I                 Held by The Bank of New York as
   per share                                                                         Trustee for Blackhawk Merger Sub, Inc.
                                                                                     and Canadian National Railway Company




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person,               (Over)
see Instruction 5(b)(v).                                       SEC 1473 (7-96)


FORM                   3 (continued) Table II Derivative Securities Beneficially
                       Owned (e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative   2. Date Exer-         3.   Title and Amount of              4. Conver-    5.  Owner-     6.  Nature of
   Security                 cisable and             Securities Underlying               sion or        ship           Indirect
   (Instr. 4)               Expiration              Derivative Securities               Exercise       Form of        Beneficial
                            Date                    (Instr. 4)                          Price of       Deriv-         Ownership
                            (Month/Day/Year)                                            Deri-          ative          (Instr. 5)
                         ----------------------------------------------------------     vative         Security:
                         Date        Expira-                                Amount      Security       Direct
                         Exer-       tion              Title                or                         (D) or
                         cisable     Date                                   Number                     Indirect
                                                                            of                         (I)
                                                                            Shares                     (Instr. 5)
--------------------------------------------------------------------------------------------------------------------------------




Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

By: /s/ Brigitte K. Catellier                               March 23, 1998
------------------------------------                   -----------------------
  **Signature of Reporting Person                                Date


                                                                        Page 2

                                                                 SEC 1473 (7-96)

Attachment to Form 3 filed pursuant to Instruction 5(b)(v).

This Form 3 is being filed jointly by Canadian National Railway ("CN"), Grand Trunk Corporation ("GTC") and Blackhawk Merger Sub, Inc. ("Merger Sub"). GTC is a wholly-owned subsidiary of CN and Merger Sub is a wholly-owned subsidiary of GTC.

The address of the principal office of each of GTC and CN is:

         935 de la Gauchetiere Street West
         Montreal, Quebec, Canada H3B 2M9.

         BLACKHAWK MERGER SUB, INC.

         By: /s/ Brigitte K. Catellier
            ------------------------------
            Name: Brigitte K. Catellier
            Title: Secretary

         CANADIAN NATIONAL RAILWAY COMPANY

         By: /s/ Brigitte K. Catellier
            ------------------------------
            Name: Brigitte K. Catellier
            Title: Associate Secretary

         (page 4 of 4)